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December 2, 2004


Via Edgar and Federal Express
Mr. Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:     National Interstate Corporation
        Registration Statement on Form S-1
        File Number 333-119270, Amendment No. 3

Dear Mr. Riedler:

        This letter is in response to comments made by the Staff of the Securities and Exchange Commission (the "SEC" or "Commission") in its correspondence dated November 24, 2004 (the "Comment Letter") to National Interstate Corporation (the "Company" or "National Interstate") with respect to the above-referenced filing. Today, in response to the Comment Letter, the Company has filed with the Commission Amendment No. 3 to the Registration Statement on Form S-1 (the "Form S-1" or the "Prospectus") marked to show changes from the draft filed with the SEC on November 23, 2004.

        Below are the Company's responses to each comment in the Comment Letter. For the convenience of the Staff, we have repeated each of your questions before the response. Additionally, the page numbers in the responses below refer to the pages of the marked (rather than the clean) version of the Form S-1. To facilitate your review, we are sending to you, as a courtesy, five clean and five marked copies of the Form S-1 today by Federal Express.

                                      * * *

PROSPECTUS SUMMARY, PAGE 1

OVERVIEW, PAGE 1

1. CONSIDER DELETING THE SENTENCE YOU ADDED IN THIS AMENDMENT STATING THE SHAREHOLDERS'-EQUITY-PER-SHARE COMPOUNDED ANNUAL GROWTH RATE. THIS STATISTIC IN PARTICULAR IS NOT THAT MEANINGFUL, AS YOU PROVIDE THE GROWTH RATE FOR A 15-YEAR PERIOD, AND THE EQUITY PER SHARE FOR THE FIRST YEAR WAS MINIMAL. ALSO, YOU INCLUDE THE INFORMATION IN THE BUSINESS SECTION, ALONG WITH A TABLE DISCLOSING EQUITY PER SHARE AT THE END OF EACH OF YOUR 15 YEARS OF OPERATIONS.

      We have amended the disclosure on pages 1 and 47 to include the annual growth rate since 1999, which we believe is a more meaningful statistic.

2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 10. IN THE SECOND PARAGRAPH, YOU STATE THAT YOU BELIEVE YOU ARE THE SECOND LARGEST UNDERWRITER OF INSURANCE FOR THE PASSENGER TRANSPORTATION INDUSTRY IN THE UNITED STATES, BEHIND LANCER INSURANCE. IN YOUR
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      SUPPLEMENTAL RESPONSE, YOU STATE THAT THIS BELIEF IS BASED UPON AN
      INFORMAL SURVEY OF BROKERS YOU CONDUCTED. IN THE PROSPECTUS, DISCLOSE THAT THIS BELIEF IS BASED UPON YOUR INFORMAL SURVEY OF BROKERS.

      We have amended the disclosure on pages 1 and 47 in response to the Staff's comments.

3.    PLEASE DISCLOSE THE BASIS FOR THE FOLLOWING BELIEFS YOU PROFESS.

      - THAT FEW COMPANIES WRITE PASSENGER TRANSPORTATION COVERAGE NATIONWIDE AND VERY FEW WRITE COVERAGE FOR SEVERAL OF THE CLASSES OF PASSENGER TRANSPORTATION INSURANCE WRITTEN BY NATIONAL INTERSTATE

      - WE ARE THE ONLY INSURANCE COMPANY OFFERING HOMOGENEOUS GROUP CAPTIVE INSURANCE PROGRAMS AND SERVICES TO THE PASSENGER TRANSPORTATION INDUSTRY

      We have amended the disclosure on pages 1, 47 and 53 in response to the Staff's comments.

RISK FACTORS, PAGE 10

THE OUTCOME OF INSURANCE COMPANY LITIGATION...,_PAGE 13

4. PLEASE EXPAND THIS RISK FACTOR TO QUANTIFY HOW MUCH OF YOUR BUSINESS WAS BROKERED BY AON DURING 2003 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2004.

      We have amended the disclosure on pages 14 and 15 in response to the Staff's comments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 26

OVERVIEW, PAGE 24

5. YOU STATE THAT YOU PROVIDE INNOVATIVE INSURANCE PRODUCTS, SERVICES AND PROGRAMS NOT GENERALLY AVAILABLE IN THE MARKETPLACE. PLEASE PROVIDE AMPLE THIRD-PARTY INDEPENDENT SUPPORT FOR THIS ASSERTION OR DELETE IT. WE DO NOT BELIEVE THAT AN INSURANCE PRODUCT, SERVICE OR PROGRAM IS INNOVATIVE BECAUSE FEW COMPANIES OFFER IT.

      We have amended the disclosure on pages 3, 27 and 49 in response to the Staff's comments.

      In addition, we refer the Staff to page 4 under the heading "Business Review" in Exhibit F (A.M. Best's Company Report of National Interstate Insurance Company dated 6/22/04) to our response letter dated November 12, 2004.

6. IN THE FOURTH PARAGRAPH, YOU NOTE FACTORS THAT IMPACT YOUR GROWTH AND OPERATIONAL RESULTS. PLEASE PROVIDE DETAIL REGARDING THE TRENDS AFFECTING EACH OF THE FACTORS YOU MENTION. FOR INSTANCE, DISCUSS ANY TRENDS IN THE NUMBER OF APPLICATIONS YOU RECEIVE, "DECLINATION RATIO," "HIT RATIO," ETC.
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      We have amended the disclosure on page 28 in response to the Staff's comments.

RESULTS OF OPERATIONS, PAGE 34

7. YOU STATE THAT YOUR EMPLOYEE RELATED EXPENSES GREW AT A SLOWER RATE THAN YOUR REVENUE. PLEASE DISCLOSE THE REASONS FOR THE DISPARITY IN GROWTH. WAS IT DUE TO TECHNOLOGICAL INNOVATION? WAS IT BECAUSE YOUR HIRING HAS LAGGED YOUR REVENUE GROWTH AND THAT YOU PLAN TO HIRE MORE PEOPLE?

      We have amended the disclosure on pages 37 and 38 in response to the Staff's comments.

MANAGEMENT'S DISCUSSION AND ANALYSIS

LOSSES AND LAE RESERVES, PAGES 30 - 33

8. REFER TO YOUR RESPONSE TO COMMENT 40. WE NOTE IN THE REVISED DISCLOSURE THAT THE ACTUARIES DO NOT PROVIDE AN ACTUARIAL RANGE. HOWEVER THE DISCLOSURE SEEMS TO INDICATE THAT THE COMPANY DEVELOPS MULTIPLE POINT ESTIMATES AND SELECTS A RESERVE BASED ON THESE POINT ESTIMATES. PLEASE REVISE THE DISCLOSURE TO INCLUDE A DISCUSSION OF THIS "RANGE" OF POINT ESTIMATES. IN ADDITION THE COMPANY ASSERTS THAT MUCH OF THE INFORMATION REQUESTED IN PART (D) OF THE PREVIOUS COMMENT IS IMPORTANT WHEN DETERMINING THE APPROPRIATENESS OF THE METHOD TO USE. CONSIDER THE NEED TO DISCLOSE THIS INFORMATION IN THE FILING. ALSO CONSIDER THE NEED TO UPDATE THE LOSS RESERVES TABLE ON PAGE 33 FOR THE MOST RECENT BALANCE SHEET DATE PRESENTED.


      As indicated in Amendment No. 1 to our registration statement, our actuaries do not develop ranges of loss and LAE reserves. The Staff indicates that it believes that we have stated that the Company develops multiple point estimates. As we have indicated on page 32 of Amendment No. 2 to Form S-1 (page 33 of this filing), Great American's actuaries perform multiple individual tests. Depending on the nature of the test and underlying facts and circumstances, some tests are used and others are not relevant and not used. In addition, the results of the tests may be modified based on "...supplementary information and input from management...." Using this information, Company management determines a single point estimate that it records as its best estimate of the liability. Disclosures on pages 33 and 34 (marked copy of Amendment No. 3) provide investors with both narrative and quantified information regarding the effect that reasonably likely changes in variables such as cost trends would have on recorded amounts.

      We supplementally advise the Staff that we believe we have provided appropriate disclosure regarding the existing and impact of known trends, factors and uncertainties by disclosing those that have the greatest effect including the monetary impact of changes in those trends. Additionally, we have updated the table on page 34 to present such information as of September 30, 2004.

9. WE NOTE THAT YOUR ADDITIONAL DISCLOSURE IN RESPONSE TO OUR COMMENT #41 DISCUSSES GENERAL ITEMS THAT MAY CONTRIBUTE TO CHANGES IN RESERVES BUT DOES NOT ADDRESS THE
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      SPECIFIC FACTORS THAT AFFECTED THE YEARS PRESENTED. WITH THE EXCEPTION OF
      (B), WE REISSUE OUR COMMENT #41 IN ITS ENTIRETY. FOR EACH LINE OF BUSINESS, INCLUDE THE FOLLOWING DISCLOSURES:

      A) IDENTIFY THE YEARS TO WHICH THE CHANGE IN ESTIMATE RELATES AND DISCLOSE THE AMOUNT OF THE RELATED LOSS RESERVE AS OF THE BEGINNING OF THE YEAR THAT WAS RE-ESTIMATED. DISCUSS AND QUANTIFY OFFSETTING CHANGES IN ESTIMATES THAT INCREASE AND DECREASE THE LOSS RESERVE.

      B) IDENTIFY THE NATURE AND TIMING OF THE CHANGE IN ESTIMATE, EXPLICITLY IDENTIFYING AND DESCRIBING IN REASONABLE SPECIFICITY THE NEW EVENTS THAT OCCURRED OR ADDITIONAL INFORMATION ACQUIRED SINCE THE LAST REPORTING DATE THAT LED TO THE CHANGE IN ESTIMATE.

      C) ENSURE THE DISCLOSURE CLEARLY EXPLAINS WHY RECOGNITION OCCURRED IN THE PERIODS THAT IT DID AND WHY RECOGNITION WAS NOT REQUIRED IN EARLIER PERIODS.


      D) DISCLOSE ANY TRENDS SUCH AS, THE NUMBER OF CLAIMS INCURRED, AVERAGE SETTLEMENT AMOUNTS, NUMBER OF CLAIMS OUTSTANDING AT PERIOD ENDS ALONG WITH AVERAGE PER CLAIM OUTSTANDING, AND ANY OTHER TRENDS NECESSARY TO UNDERSTAND THE CHANGE IN ESTIMATE. PLEASE EXPLAIN THE RATIONALE FOR A CHANGE IN ESTIMATE THAT DOES NOT CORRELATE WITH TRENDS.

      We have amended the disclosure on pages 37 and 38 in response to the Staff's comments.

UNDERWRITING, PAGES 34 - 36

10. WE NOTE YOUR RESPONSE TO COMMENT #44 AND YOUR REVISED DISCLOSURE. IT APPEARS THAT YOUR ADDITIONAL DISCLOSURE FOCUSES PRIMARILY ON YOUR EXPECTATIONS. YOUR DISCLOSURE STILL DOES NOT QUANTIFY THE EFFECT OF EACH INDIVIDUAL FACTOR. FOR INSTANCE, THE COMPANY ATTRIBUTES THE GROWTH IN PREMIUMS IN THE TRANSPORTATION BUSINESS TO INCREASED PREMIUMS ON RENEWALS AND NEW BUSINESS BUT DOES NOT SPECIFICALLY QUANTIFY HOW MUCH IS RELATED TO EACH FACTOR. PLEASE QUANTIFY THE IMPACT OF THE INDIVIDUAL FACTORS PRESENTED. WE NOTE THAT THE DISCUSSION STILL DOES NOT APPEAR TO ENCOMPASS THE ENTIRE INCREASE ON A PERCENTAGE BASIS BASED ON THE AMOUNTS ATTRIBUTED TO EACH FACTOR DISCUSSED. PLEASE REVISE THE DISCUSSION TO INCLUDE THE FACTORS FOR THE ENTIRE INCREASE OR DECREASE OR EXPLAIN TO US WHY THE COMPANY IS UNABLE TO QUANTIFY THESE AMOUNTS.

      We have amended the disclosure on pages 36 through 38 in response to the Staff's comments.

REALIZED GAINS (LOSSES) ON INVESTMENTS, PAGE 37

11. WE NOTE YOUR REVISED DISCLOSURE. PLEASE PROVIDE A MORE DETAILED DESCRIPTION OF WHAT OPPORTUNITIES WOULD TYPICALLY TRIGGER YOU TO SELL YOUR SECURITIES AND WHAT LEVEL OF ECONOMIC GAIN WOULD NEED TO BE REALIZED IN ORDER FOR YOU TO SELL YOU SECURITIES. ALSO DISCLOSE WHAT FACTORS CAUSE THE COMPANY TO SELL SECURITIES AT A LOSS.

      We have amended the disclosure on page 39 in response to the Staff's comments.
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LIQUIDITY AND CAPITAL RESOURCES, PAGE 37

12. PLEASE EXPAND ON YOUR ASSET/LIABILITY MANAGEMENT PROCESS IN ORDER TO PROVIDE THE INVESTOR WITH AN UNDERSTANDING OF HOW YOU ARE ABLE TO MEET YOUR LIQUIDITY NEEDS WITH CASH FLOWS FROM PREMIUMS AND INVESTMENT INCOME WITHOUT FORCING THE SALE OF INVESTMENTS. ALTHOUGH YOU HAVE NOT TRADITIONALLY HAD TO RELY ON YOUR INVESTMENTS FOR LIQUIDITY, INCLUDE A DISCUSSION OF THE IMPACT THAT SUCH SALES WOULD HAVE SHOULD IT BECOME NECESSARY TO SELL THESE INVESTMENTS TO MEET YOUR OBLIGATIONS IN THE FUTURE. PLEASE DISCUSS WHETHER THERE ARE ANY SIGNIFICANT VARIATIONS BETWEEN THE PREMIUMS COLLECTED (OR TO BE COLLECTED), MATURITY OF YOUR INVESTMENTS AND THE EXPECTED PAYMENT OF YOUR LOSS RESERVES.

      We have amended the disclosure on page 40 in response to the Staff's comments.

FINANCIAL STATEMENTS

13. PLEASE NOTE THAT IN THIS LETTER, WE ARE NOT PROVIDING COMMENTS REGARDING YOUR INTERIM FINANCIAL INFORMATION THROUGH THE PERIOD ENDED SEPTEMBER 30, 2004 OR THE DISCLOSURE RELATED TO THAT FINANCIAL INFORMATION CONTAINED IN YOUR NOVEMBER 23, 2004 AMENDMENT TO THE REGISTRATION STATEMENT. WE WILL PROVIDE COMMENTS ON THAT DISCLOSURE AFTER YOU FILE YOUR NEXT AMENDMENT RESPONDING TO THESE COMMENTS.

      We note that the Staff may provide comments on the interim financial information or the disclosure related to that financial information contained in our November 23, 2004 amendment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

14. PLEASE REMOVE THE "TO BE ISSUED" LANGUAGE RELATED TO THIS REPORT AS WELL AS THE REPORT INCLUDED ON PAGE II-7 PRIOR TO REQUESTING EFFECTIVENESS.

      We will remove the "to be issued" language prior to requesting effectiveness.

SEGMENT INFORMATION, PAGE F-10

15. WE NOTE YOUR RESPONSE TO OUR COMMENT #90. WE NOTE THAT THE PRESIDENT RECEIVES INFORMATION AT A LEVEL THAT IS LOWER THAN WHAT THE COMPANY PROVIDES AS ITS SEGMENTS. PLEASE PROVIDE TO US A SAMPLE VERSION OF WHAT THE PRESIDENT RECEIVES EACH MONTH. PLEASE NOTE THAT A BASIC ASSERTION IS THAT IF THE CODM RECEIVES CERTAIN INFORMATION, IT IS BECAUSE THAT INFORMATION IS USED IN THE ALLOCATION OF ASSETS DECISION, SO INCLUDE A DISCUSSION OF WHY THE COMPANY FEELS THAT IT CAN OVERCOME THIS ASSUMPTION BASED ON THE INFORMATION INCLUDED IN THIS SAMPLE VERSION. ALSO DISCLOSE THE INFORMATION REQUIRED BY PARAGRAPH 37 OF SFAS 131.

      The monthly loss analysis report made available to the president and the respective product managers each month is supplementally provided as Exhibit A to this letter.

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      Other more detailed reports used by the president and product managers each month to manage the products are prepared at the individual product level and measure underwriting profitability only. Investments are managed at a consolidated level. The company does not manage assets and liabilities or allocate capital by product lines or groupings. We provide business component gross premium information in this filing only to better explain areas of our business. All investment results and balance sheet data reviewed by the president are at a consolidated level similar to the audited financial statements.

      Paragraph 37 of SFAS 131 requires disclosure of revenues "for each product and service or each group of similar products and services." We believe the Company has one group of similar products.


                                           * * *

      If you have any questions regarding these responses or any further comments, please contact the undersigned at (330) 659-8900.


Very truly yours,


/s/ Michael A. Schroeder


Michael A. Schroeder
Enclosures

cc:  April V. Boise
     Jonathan L. Freedman